Paper Warehouse, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended February 2, 2001

($'s in thousands)	Three Months Ended		Fiscal Year Ended
Ratio of Earnings to Fixed Charges:	May 4, 2001	April 28, 2000	February 2, 2001	January 28, 2000	January 29, 1999	January 30, 1998	January 31, 1997
Earnings:
Consolidated net (loss) earnings	$(426)	$(985)	$(434)	$(4,448)	$(521)	$(207)	$808
Extraordinary charge, net	-	-	-	-	-	110	-
Cumulative effect of accounting change, net	-	-	-	108	-	-	-
Income taxes (1)	(282)	(645)	(295)	(2,970)	(323)	22	500
Total (loss) earnings before extraordinary charge and cumulative effect of accounting change	(708)	(1,630)	(729)	(7,310)	(844)	(75)	1,308

Fixed Charges:
Interest expense	352	401	1,670	1,182	279	860	834
Interest portion of rental expense	848	862	3,386	3,281	2,378	1,779	1,436
Total fixed charges	1,200	1,263	5,056	4,463	2,657	2,639	2,270

Earnings available for fixed charges	$492	$(367)	$4,327	$(2,847)	$1,813	$2,564	$3,578

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (2)	---	---	---	---	---	---	1.58

(1) Prior to November 1997, the Company was taxed as an S-Corporation.  This amount reflects the pro forma provision for taxes as if the Company were taxed as a C-Corporation.

(2) For the three months ended May 4, 2001 and April 28, 2000 earnings were not adequate to cover fixed charges by approximately $708,000 and $1.6 million, respectively. For the fiscal years ended February 2, 2001, January 28, 2000,  January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $729,000, $7.3 million, $844,000 and $75,000, respectively.